UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 1)

NPS PHARMACEUTICALS, INC.

(Name of Subject Company)

NPS PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

62936P103
(CUSIP Number of Class of Securities)

Christine Mikail
Senior Vice President, Legal Affairs, General Counsel and Corporate Secretary
NPS Pharmaceuticals, Inc.
550 Hills Drive
Bedminster, New Jersey 07921
(908) 450-5300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Eileen Nugent Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Graham Robinson Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by NPS Pharmaceuticals, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 23, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Knight Newco 2, Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of each of Shire Pharmaceutical Holdings Ireland Limited (“SPHIL”), a company incorporated in Ireland, and Shire plc (“Shire”), a company incorporated in Jersey, Channel Islands, pursuant to which Purchaser has offered to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), for $46.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2015, and in the related Letter of Transmittal, each of which is attached to the Tender Offer Statement on Schedule TO filed with the SEC on January 23, 2015, by Purchaser, SPHIL and Shire.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 14D-9.

Item 8.                                   Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by restating in its entirety the paragraph in the section entitled “Additional Information—Certain Litigation Related to the Offer” as follows:

In connection with the transactions contemplated by the Merger Agreement, purported stockholders of the Company have filed putative class action lawsuits in the Court of Chancery of the State of Delaware against various combinations of the Company, the members of the Board, Shire, SPHIL and Purchaser, captioned Bragger v. NPS Pharmaceuticals, Inc., et al., C.A. No. 10553-VCN, Grimaldi v. NPS Pharmaceuticals, Inc., et al., C.A. No. 10563-VCN, Goldstein v. NPS Pharmaceuticals, Inc., et al., C.A. No. 10577-VCN and Mantler v. NPS Pharmaceuticals, Inc., et al., C.A. No. 10580-VCN (the “Actions”). The Actions generally allege that the individual director defendants breached their fiduciary duties to the Company’s stockholders by approving the Merger Agreement because the merger consideration is unfair, certain terms of the Merger Agreement are unfair, and the individual defendants are financially interested in the Merger. They further allege that the corporate defendants aided and abetted these alleged breaches of fiduciary duty. The Actions seek, among other remedies, to enjoin the transactions contemplated by the Merger Agreement, or in the event that an injunction is not awarded, unspecified money damages, costs and attorney’s fees. The Company believes that the Actions are without merit and intends to defend vigorously against all claims asserted.

Item 8, “Additional Information,” is further amended and supplemented by inserting the following section immediately after the section entitled “Additional Information—Indemnification of Directors and Officers”:

Natpara Approval.

On January 23, 2015, the Company received notice from the FDA of the approval of Natpara ® (parathyroid hormone) as an adjunct to calcium and vitamin D to control hypocalcemia in patients with hypoparathyroidism.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NPS PHARMACEUTICALS, INC.

By:
/s/ Christine Mikail
		Name:	Christine Mikail
		Title:	Senior Vice President, Legal Affairs and
General Counsel

Dated: January 26, 2015